Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 22, 2020

[The following FAQs were distributed to employees of ConocoPhillips on October 22, 2020.]

Transaction Employee FAQs

We intend to provide periodic updates to FAQs in batches as we know more information.

Communications

1.	How will additional information about the transaction be communicated?

•	We plan to communicate in a timely and transparent manner.

•	We have launched a portal on The Mark that will serve as a one-stop shop for this transaction as it progresses. We will post information about the integration activities and other helpful resources on this portal.

•	As you can expect, the integration process will take some time to implement, so we encourage you to check the portal for updated information.

•	You can also expect to receive additional information through town halls and other communications.

2.	Why do many of the communications about the transaction have cautionary statements?

•	Because this is an all-stock transaction to acquire a public company, the SEC considers it a public offering by ConocoPhillips.

•	In addition, because ConocoPhillips and Concho stockholders must approve the transaction, ConocoPhillips and Concho will be soliciting proxies from their respective stockholders.

•	Communications about public offerings and that are solicitations are permitted; however, they must include a prominent legend or cautionary statement and be filed with the SEC.

•	As a reminder, only approved company spokespeople should speak on behalf of the company. Our communications policy is available here.

•	If you have any questions about whether a communication should be filed, please contact Whitney Cox.

Transaction Details and Rationale

3.	Why is ConocoPhillips doing this transaction?

•	We think Concho is an exceptional complement to ConocoPhillips.

•	Our combined companies will have significant scale, high-quality assets, strong leadership, a compelling value proposition and a visible commitment to ESG.

•	This transaction makes us one of the most compelling companies in the sector.

•	Concho is a company we have long admired and is widely recognized as having the highest-quality, lowest cost of supply Permian assets. Following a thorough and comprehensive due diligence process, we believe Concho is a perfect complement to the ConocoPhillips portfolio.

•	We believe this transaction ushers in a new era of energy leadership by creating a combined company with a compelling combination of size, best-in-class assets, financial strength and operating capability.

4.	What does this mean for our international assets – are we becoming a North American company?

•	The combination of ConocoPhillips and Concho will create the world’s largest independent oil and gas company based on production. The expanded Permian position from Concho provides a strong complement to our other globally diverse, low-capital-intensity legacy positions.

•	On a pro-forma basis, our estimated resource base will be about 50% Lower 48 and 50% rest of the world, so our global operations remain very important to us.

•	We still believe that our portfolio offers a geological and geographical diversity that represents a competitive advantage for us in today’s uncertain business environment.

•	We’ve done a lot of work in recent years to ensure that all of our regions offer low cost of supply opportunities. We will continue to use our disciplined capital allocation criteria to drive investment decisions.

5.	Are we changing our name?

•	No. The combined company will be called ConocoPhillips.

6.	Why acquire an entire company instead of just acquiring additional acreage in the Permian?

•	We’ve never intentionally set out to acquire companies, specifically.

•	But we’ve always realized that’s a possible option.

•	This opportunity presented itself and we gave it strong consideration, leading to this transaction.

•	This is a large corporate deal, but it doesn’t mean we won’t continue to look at other asset or acreage transactions.

•	What matters in acquisitions is adding resources at low cost that are accretive to our existing resource base, and this met that test.

7.	Is this an acquisition or a merger?

•	We’re acquiring Concho.

•	However, it is important that we retain and leverage the extensive experience and history this preeminent Permian Basin company has.

•	The Permian will now be a very big part of our business.

•	And in sufficient scale to justify making sure we capture the benefits of Concho’s expertise in the area.

8.	What is the timeline to complete the transaction?

•	The transaction is expected to close in the first quarter of 2021.

9.	What approvals are required before closing?

•	The transaction requires Hart-Scott-Rodino clearance and approval by both ConocoPhillips’ and Concho’s stockholders.

10.	Why was it a stock purchase instead of cash purchase?

•	In these transactions, there are always a range of financing options.

•	In this transaction, we and Concho believed that the opportunity to convert their Concho shares into ConocoPhillips shares was an attractive, compelling long-term value creation alternative.

Integration Planning Information

11.	Is ConocoPhillips establishing a team focused specifically on integration?

•	Yes – an integration planning team consisting of representatives from both companies is being formed to ensure that required business processes and programs are implemented seamlessly post-closing.

•	Dominic Macklon will be the ConocoPhillips lead.

•	We expect him to assemble a team of functional and operational representatives who understand our business and can rapidly evaluate the best way to bring our two companies together.

•	While integration planning will require working with our counterparts at Concho, we remain two separate companies until the transaction closes.

12.	Can I communicate with Concho employees before the transaction closes?

•	Until closing, we remain two separate companies.

•	All communications must be funneled through the integration planning team.

13.	Will we adopt any of Concho’s systems?

•	This is one of the questions the integration planning team will look at.

•	Both ConocoPhillips and Concho are already recognized leaders in oil and gas technology and operations.

•	As part of the planned integration, we will adopt a “best practices” approach to drive shared learning and the selection of best practices focused on the unconventional portfolio.

Workforce Impacts

14.	What is expected of me during the transition?

•	For now, it remains business as usual until we complete the transaction, which we expect will occur in the first quarter of 2021.

15.	What percent of workforce reductions will there be?

•	We’ve announced $400 million of cost and capital savings for ConocoPhillips. $250 million of that will be sourced through G&A cost savings that will include workforce reductions.

•	The integration planning team has accountability for looking at staffing levels and organizational structure.

16.	Where do we expect the bulk of the reductions to occur?

•	The integration planning team will look closely at staffing levels, functional responsibilities and organizational structure.

•	They will look across the combined organizations, but we expect the reductions on our side to occur primarily in corporate staffs, technical functions, Lower 48 and Exploration.

17.	Will there be an Expression of Interest (EOI)?

•	We haven’t started integration planning, but expect we’ll have an EOI process.

•	At this point, we don’t envision it being a global program.

•	It would most likely target the groups impacted by our integration planning.

•	It would be similar to our past EOI process, in which people will be able to opt in.

•	However, the company will have sole discretion whether to accept or not.

18.	When do we think we would announce an EOI?

•	It is still too soon to tell and that decision will be made as part of the integration planning team process.

•	But like everything, we will announce it in a timely, transparent, forthright and fair way.

19.	Will there be any changes to my job responsibilities, title or reporting manager?

•	We’re in the early days and will be developing comprehensive integration plans.

•	As we progress the integration planning team effort, we expect to have staffing decisions complete by the time the transaction closes.

20.	This situation is causing me a lot of anxiety. Is there a place where I can get help?

•	We encourage you to contact EAP, which connects you and your eligible dependents to qualified professionals who can help you work through stress and anxiety. It's confidential and offered at no cost to you.

21.	Are contractors going to be considered in the reduction of workforce?

•	Staffing levels will be evaluated, including contractors.

Compensation & Benefits

22.	How does this affect my compensation and benefits?

•	At this point, we don’t expect an impact to existing ConocoPhillips programs.

•	We routinely benchmark our programs against peers and believe they are competitive and reserve the right to amend and terminate our plans at any time.

23.	Will Concho employees adopt our benefits?

•	A determination has not yet been made regarding the transition of Concho employees to the ConocoPhillips benefit programs.

24.	How does this announcement impact goal setting for 2021 or Performance Management for this year?

•	At this time, there are no plans to change our 2020 Performance Management process.

•	If anything changes, we will let employees know promptly.

•	The integration planning team will help develop a more definitive 2021 goal setting strategy for the areas impacted by the transaction. We expect to share guidance by year-end.

25.	Are there plans to reinstate the 2020 merit reductions?

•	We announced the merit rollback in response to low oil prices.

•	Oil prices are still low, so we need to continue to watch every dollar we spend.

•	We’ll evaluate our merit programs as part of our 2021 budgeting process and will communicate our plans in early 2021.

26.	What are the next steps to evaluate flexible work?

•	We plan to study the future of work and expect that to be a priority in 2021.

27.	What impact does this transaction have on 2020 VCIP?

•	The transaction isn’t expected to close until 2021 therefore this will not impact our 2020 VCIP program

28.	Will development moves and backfill positions be halted until the plans with respect to staffing and organizational structure are defined?

•	We should continue to run the business as usual until further notice.

•	If you have specific questions, please contact your HRBP.

29.	Will historical pension plans continue as they are currently?

•	There are no anticipated changes to the pension program as a result of this transaction.

Leadership

30.	Will the ConocoPhillips executive team and board remain in place?

•	Yes, but some ELT roles will shift.

•	Concho’s Chairman and Chief Executive Officer Tim Leach will join our board of directors and assume a role on our executive leadership team as executive vice president and president, Lower 48, reporting to Ryan Lance, upon closing.

•	Because of the scale of our combined Permian operations, Tim will have offices in both Midland and Houston.

31.	It seems unusual to have a board member also be an operating person, is it?

•	It’s not unprecedented, and we believe that having Tim’s engagement and accountability for the performance of the company will be helpful to the success of the transaction.

Exploration

32.	What does this mean for our exploration program?

•	As noted in the release, we expect there will be a significant reduction in our future exploration program.

•	Given the addition of Concho's 8 billion barrels of resource -- and its low-cost resource base -- we're going to focus our exploration activities only on existing business units that have remaining exploration potential, such as Alaska, Norway and Malaysia.

•	Additional Q&A material from a recent Exploration Town Hall is available here.

Lower 48

33.	What does this announcement mean for the L48 structure?

•	Tim Leach will run the Lower 48 organization.

•	The rest of the organization structure will be determined as part of integration planning.

34.	Will we go back to having three BUs in L48?

•	This is something that the integration planning team will study.

35.	Will our headquarters remain in Houston?

•	Yes. The combined company’s headquarters will be in Houston.

•	We expect to maintain a significant presence in Midland.

36.	Will any offices consolidate or close?

•	This is something that the integration planning team will study.

37.	Will there be relocations?

•	We expect some relocations of ConocoPhillips personnel.

•	At this point it’s premature to speculate on how many employees may relocate or the timing for these relocations.

38.	Does this mean the Lower 48 will focus purely on the Permian?

•	No. This transaction makes us really big in the Permian but is complementary to our already significant position in the Eagle Ford, the Bakken and the Montney in Canada.

39.	What are the implications of the deal for investment, capital allocation, and size of operations in Permian?

•	We will be setting budgets for the company, including the Permian, over the coming months.

Culture

40.	How compatible are these two cultures? What will the new culture look like?

•	The safety of our employees and our communities remains the number one priority.

•	ConocoPhillips and Concho are aligned around a commitment to people, purpose and responsible operations, with a clear focus on the communities in which we live and work.

•	Overall, we think the values of our cultures are very similar.

41.	How do we best combine the two cultures?

•	That is one of the central challenges and opportunities of the integration planning team.

•	SPIRIT Values will be the anchor of the combined company.

•	These are time-tested values that we are not going to change.

•	We know Concho has a strong reputation for a good culture.

•	So, we want to preserve the best of both in a way that preserves our SPIRIT Values.

ESG

42.	How does the acquisition keep us on track for our ESG goals?

•	The acquisition is actually accretive to our emissions reduction targets.

•	The North American unconventional assets have some of the lowest GHG intensity anywhere, so this actually helps with progressing our targets and goals.

•	And the Concho organization has a strong track record in ESG, including a great business in water management.

•	More information is available here.

Government Affairs

43.	Do we have any concerns acquiring more federal acreage before an election that could result in limited fracking on those federal lands?

•	The combined company will have approximately 20% of its Permian unconventional net acreage on federal lands.

•	The scale and size of the acreage and inventory of the combined company enables it to easily shift capital to non-federal acreage.

•	Our plans and capital efficiency would be minimally affected for more than 10 years.

44.	Did we account for possible U.S. election outcome risk in this deal?

•	Yes, and we still think it’s an attractive transaction for our company.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.